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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                            Statewide Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    857914105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

                                Page 1 of 10 pages

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CUSIP No.  857914105
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Gabriel Capital Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          5       SOLE VOTING POWER

                          ------------------------------------------------------
     NUMBER OF            6       SHARED VOTING POWER
       SHARES                     166,345
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            7       SOLE DISPOSITIVE POWER
        EACH
      REPORTING           ------------------------------------------------------
       PERSON             8       SHARED DISPOSITIVE POWER
        WITH                      166,345
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           166,345

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  |_|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           4.1%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           CO

--------------------------------------------------------------------------------

                                Page 2 of 10 pages

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CUSIP No.  857914105
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         J. Ezra Merkin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          5       SOLE VOTING POWER
                                  112,755
                          ------------------------------------------------------
     NUMBER OF            6       SHARED VOTING POWER
       SHARES                     166,345
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            7       SOLE DISPOSITIVE POWER
        EACH                      112,755
      REPORTING           ------------------------------------------------------
       PERSON             8       SHARED DISPOSITIVE POWER
        WITH                      166,345
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           279,100

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  |_|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           6.9%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN

--------------------------------------------------------------------------------


                                Page 3 of 10 pages

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Item 1.           (a)    Name of Issuer:

                         Statewide Financial Corp.

                  (b)    Address of Issuer's Principal Executive Offices:

                         70 Sip Avenue
                         Jersey City, NJ 07306

Item 2.        (a)(b)(c) Name of Person Filing; Address of Principal Business
                         Office or, if none Residence; Citizenship:

                         This Schedule 13G is being filed jointly by Gabriel Capital Corporation, a Delaware corporation (f/k/a Ariel Management Corp.) ("Gabriel Capital"), which is the Investment Advisor of Ariel Fund Limited, a Cayman Islands Corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), who is the General Partner of Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel") (collectively, the "Reporting Persons"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States citizen.

                  (d)    Title of Class of Securities:

                         Common Stock, par value $.01 per share

                  (e)    CUSIP Number:

                         857914105

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of the Act
                  (b)[ ] Bank as defined in section 3(a)(6) of the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the
                         Act
                  (d)[ ] Investment Company registered under section 8 of the
                         Investment Company Act of 1940
                  (e)[ ] An Investment Adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E)


                                Page 4 of 10 pages

                  (f)[ ] An Employee Benefit Plan or Endowment Fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g)[ ] A Parent Holding Company or Control Person in
                         accordance with Rule 13d-1(b)(ii)(G)
                  (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i)[ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:     279,100*

                  (b)    Percent of Class:    6.9%*

                  (c)    Number of Shares as to which such person has:

                           (i)    sole power to vote or direct the vote - *

                           (ii)   shared power to vote or direct the vote - *

                           (iii)  sole power to dispose or direct the
                                  disposition of - *

                           (iv)   shared power to dispose or direct the
                                  disposition of - *

                  *See Attachment A

Item 5.           Ownership of Five Percent or Less of a Class:

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A


                                Page 5 of 10 pages

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Item 7.           Identification and Classification of the Subsidiary which
                  Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 10 pages

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Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   GABRIEL CAPITAL CORPORATION

                                                   By: /s/ J. Ezra Merkin
                                                       -------------------------
                                                       Name:  J. Ezra Merkin
                                                       Title: President

                                                   /s/ J. Ezra Merkin
                                                   ----------------------------
                                                   J. EZRA MERKIN

Dated: October 26, 1999


                                Page 7 of 10 pages

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                                  ATTACHMENT A

                  As of October 26, 1999, Gabriel is the holder of 112,755 shares of Common Stock, or 2.8% of the outstanding shares of Common Stock. As of October 26, 1999, Ariel Fund is the holder of 116,345 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock. Gabriel and Ariel Fund are managed investment vehicles and neither is the beneficial owner of said shares. Gabriel Capital, as Investment Advisor to Ariel Fund, shares the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 116,345 shares of Common Stock owned by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 116,345 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 112,755 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to share the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 166,345 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 279,100 shares of Common Stock, or 6.9% of the outstanding shares of Common Stock.


                                Page 8 of 10 pages

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                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Statewide Financial Corp., and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 26th day of October, 1999.

                                            GABRIEL CAPITAL CORPORATION

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name:  J. Ezra Merkin
                                                Title: President

                                            /s/ J. Ezra Merkin
                                            -----------------------------------
                                            J. EZRA MERKIN


                                Page 9 of 10 pages